                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)


                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
                        (formerly BUFFTON CORPORATION)
           ---------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.05 par value
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
           ---------------------------------------------------------
                                (CUSIP Number)

                          Andrew C. Culbert, Esquire
                        Masterman, Culbert & Tully LLP
                                One Lewis Wharf
                               Boston, MA 02110
                                (617) 227-8010

           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 26, 1998
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Check the following box if a fee is being paid with the statement [_].

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                                 SCHEDULE 13-D

1.        Name of Reporting persons:

          Alan Tremain - SS No. or IRS Identification No. of above person.

          --------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                (a) ________
                                (b)          *
                                    --------
          * Messrs Tremain and Mathot had originally filed jointly on April 24, 1997 solely because each had entered into an agreement with Issuer, following joint negotiations with the Issuer, which resulted in the acquisition of the Common Stock which is the subject of the original filing. (See Item 5(a) in the Statement on Schedule 13D for Alan Tremain as amended.)

          --------------------------------------------------------------
3.        SEC Use Only


          --------------------------------------------------------------
4.        Source of Funds


          --------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                     ______

          --------------------------------------------------------------
6.        Citizenship of Place of Organization

          Mr. Tremain is a citizen of the United Kingdom.

          --------------------------------------------------------------
          7.           Sole Voting Power
Number of
Shares                 -0-
Owned     --------------------------------------------------------------
By Each   8.           Shared Voting Power
Reporting
Person                 -0-
With
          --------------------------------------------------------------
          9.           Sole Dispositive Power


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                       -0-
          --------------------------------------------------------------
          10.          Shared Dispositive Power

                       -0-
          --------------------------------------------------------------
11.       Aggregate Amount Beneficially owned by Reporting Persons

            -0-      Actual Ownership
            -0-      Stock Option
          -------
            -0-

          --------------------------------------------------------------
12.       Check Box if the Aggregate Amount of (11) Excludes ______ Certain
          Shares

          --------------------------------------------------------------
13.       Percent of Class Represented by Amount of Row (11)

            -0-

          --------------------------------------------------------------
14.       Type of Reporting Person

                                       IN



CUSIP No. 119885200



                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

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          This statement amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by Mr. Alan Tremain and Mr. Jean-Claude Mathot on April 24, 1997, in connection with their ownership of shares of Common Stock, $.05 par value, of BFX Hospitality Group, Inc., formerly Buffton Corporation, a Delaware Corporation. Mr. Mathot had filed amendments to that filing on May 12 and August 14, 1997 reporting additional shares of the Issuer's Common Stock acquired by him and certain other matters. Mr. Tremain had filed an amendment to the original filing on July 10, 1997.


ITEM 2.   IDENTITY AND BACKGROUND.

Item 2(a) is supplemented as follows:

     (a)  The reporting person for this Amendment is Alan Tremain.

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

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3. is amended to add the following:

          On August 6, 1997, Mr. Tremain had purchased in the market 8,500 shares of the Issuer's Common Stock at $2.25 per share. He had used his personal funds for this acquisition, which were the final amount required pursuant to his Stock Agreement commitment described in his original Schedule 13D filing.



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


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5.(a) is amended and supplemented by adding the following:

     Prior to the closing of the transaction described in the Letter Agreement attached as Exhibit 5 and incorporated herein by reference, Mr. Tremain beneficially owned 280,000 shares of the Issuer's Common Stock, and a Non-Qualified Stock Option exercisable into 250,000 shares of Common Stock at $3.00 per share, or, on a fully-diluted basis in the aggregate, approximately 10% of the 5,215,000 issued and outstanding shares of the Common Stock of the Issuer just prior to the closing of the transaction. Upon closing, Mr. Tremain transferred to the Issuer his entire holdings, 280,000 shares of Common Stock and his Non-Qualified Stock Option for aggregate consideration of $700,000.00 as more fully described in Items 5.(c) and 6. below. As of the close of business June 26, 1998, Mr. Tremain did not hold beneficially any shares or any stock options of the Issuer.

Item 5.(b) is amended and supplemented by adding the following:

     As described in Item 6. below, as of the close of business, June 26, 1998, Mr. Tremain had disposed of his sole power to vote or direct the vote of 280,000 shares of the Issuer's Common Stock, or 530,000 shares on a fully diluted basis including his Non-Qualified Stock Option, and of his sole power to dispose or direct the disposition of 530,000 shares of the Issuer's Common Stock on a fully diluted basis, which powers had been subject to the Non-Qualified Stock Option Agreement and his Employment Agreement attached, respectively, as Exhibit 2A and
Exhibit 3A to the original filing on Schedule 13D and incorporated herein by reference.


Item 5.(c) is amended and supplemented by adding the following:

     On June 26, 1998, Mr. Tremain sold to the Issuer all of the 280,000 shares of the Issuer's Common Stock beneficially owned by him and his Non-Qualified Stock Option to buy 250,000 shares of the Issuer's Common Stock at $3.00 per share for, in the aggregate, $700,000.00. On June 26, 1998, the closing price per share of the Issuer's Common Stock listed on the American Stock Exchange was $2.125. Certain other consideration was given by the Issuer to Mr. Tremain, and Mr. Tremain agreed to assume certain obligations, all as further provided in the Letter Agreement dated June 22, 1998, attached as Exhibit 5 and incorporated herein by reference, in satisfaction of the terms of Mr. Tremain's Employment Agreement and his Non-Qualified Stock Option Agreement, both attached to the original filing on Schedule 13D as Exhibit 3A and Exhibit 2A, respectively, the terms of each of which are herein incorporated by reference.


Item 5.(e) is hereby amended as follows:

     Mr. Tremain ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock (including unexercised Stock Options) as of the close of business June 26, 1998.



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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

Item 6. is hereby amended and supplemented by adding the following:

        In connection with Mr. Tremain's resignation as Chairman and a director of the Issuer as of the close of business on June 26, 1998. Mr. Tremain and the Issuer entered into certain agreements providing for, among other things, the purchase by the Issuer of all of its securities beneficially owned by Mr. Tremain, the transfer to Mr. Tremain of the trade name "Hotels of Distinction", the assumption by Mr. Tremain of the Issuer's obligations under its Florida office lease and the assignment thereof to Mr. Tremain by the Issuer, and mutual releases and indemnifications given by the Issuer and Mr. Tremain to each other dealing with his employment. By Letter Agreement dated June 22, 1998 (the "Letter Agreement") attached as Exhibit 5 and incorporated herein by reference, Mr. Tremain agreed to sell to the Issuer 280,000 shares of its Common Stock beneficially owned by him and his Non Qualified Stock Option for $700,000.00 in the aggregate. The Non-Qualified Stock Option had provided (as fully described in Exhibit 2A attached to the original filing on Schedule 13D which Exhibit is incorporated herein by reference) for its exercise into 250,000 shares of the Issuer's Common Stock at $3.00 per share, expiring on April 11, 2002. The Letter Agreement also provides for the transfer to Mr. Tremain of the trade name "Hotels of Distinction", which the Issuer had acquired on April 11, 1997 on the acquisition of the stock of a corporation by that name owned by Mr. Tremain and Mr. Jean-Claude Mathot. This name has been used as the name of a corporate subsidiary of the Issuer, and the terms of its transfer are described in the General Bill of Sale attached as Exhibit 7 and incorporated herein by reference. The leased office space in Palm Beach, Florida also transfered to the Issuer on April 11, 1997, has been re-transferred to Mr. Tremain by the Assignment and Assumption Agreement attached as Exhibit 6 and incorporated herein by reference. The Issuer and Mr. Tremain have mutually released each other and certain described affiliates of each for any and all claims either may have relating to Mr. Tremain's employment with the Issuer, and have provided for certain terms of indemnification as more fully described in the Mutual Release Agreement attached as Exhibit 8 and incorporated herein by reference. In further satisfaction of the terms contained in the Employment Agreement between Mr. Tremain and the Issuer dated as of April 11, 1997, attached as Exhibit 3A to the original filing on Schedule 13D, the Issuer paid Mr. Tremain severance in the amount of $100,000.00 and one-half month's salary in the amount of $4,166.67.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7. is hereby amended and supplemented by adding the following exhibits:


         Exhibit                  Description
         -------                  -----------

      (f) Exhibit 5       Letter Agreement dated June 22, 1998

      (g) Exhibit 6       Assignment and Assumption of Lease Agreement
                             dated as of June 26, 1998

      (h) Exhibit 7       General Bill of Sale dated as of June 26, 1998

      (i) Exhibit 8       Mutual Release Agreement dated as of June 26, 1998



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                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 1998

                                /s/ Alan Tremain
                               -----------------------------------
                               ALAN TREMAIN


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